Exhibit 12.1

American Airlines Group Inc.

Computation of Ratio of Earnings to Fixed Charges

(In millions)

Nine Months Ended September 30, 2016
Income before income taxes	$3,799
Add: Total fixed charges (per below)	1,462
Less: Interest capitalized	34

Total earnings before income taxes	$5,227

Fixed charges:
Interest	$772
Portion of rental expense representative of the interest factor	690

Total fixed charges	$1,462

Ratio of earnings to fixed charges	3.6